Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 250-979-7028

www.pace-energy.com

info@pace-energy.com

TSX.V SYMBOL : PCE

May 5, 2008

GAS FLOWING IN EARLY TESTING AT PACE’S
GUIZHOU CBM PILOT PROJECT

Pacific Asia China Energy Inc (“PACE” or “the Company”) announces that coalbed gas is flowing from the 3-well pilot in the Zhongyi region, located in the south-west part of the Guizhou project area.

Drilling of the 3-well, vertical pilot program (ZY04-1; ZY04-2 and ZY04-3) was completed in late 2007. In early 2008, two seams (#19 and #26/28) in each well were successfully fractured with sandproppant, resulting in immediate flow of small volumes of gas to surface. Total coal thickness in the two seams ranges from 8.5 to 13.0 m.

Pumps were installed and dewatering commenced in March 2008. The dewatering procedure was deliberately implemented slowly to minimize the risk of potential reservoir damage.

Desorption of gas from #19 coal seam commenced in each well during the period from April 12 to 26 at approximately 150 m above the seam. Gas flow rates have been restricted due to continued slow dewatering and the need to allow casing pressure to build before commencing an extended production test. Gas production has been maintained at approximately 35 m3/day in each well since gas desorption began.

The dewatering program indicates the coal reservoir contains relatively low volumes of water: Production of water from each well has averaged 5 m3 to 13m3/day.

Within the next week pumps will be lowered to the #26/#28 seam level to continue dewatering the sequence. Once dewatering is completed, extended production tests will be implemented in order to meet the requirements for reserve validation.

Management is very encouraged by these initial results and looks forward to completing the planned extended production test. Additional results will be provided when available

PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China, CBM drilling and coal degasification through its 50% owned subsidiary, PACE MITCHELL DRILLING CORP. Common Shares of

PACIFIC ASIA CHINA ENERGY INC. are listed on the TSX Venture Exchange under the symbol "PCE".

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

Craig Christy

"Devinder Randhawa"

Ph: 877-979-7028

Devinder Randhawa, Chairman & CEO